FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of February, 2004

Commission File Number: 0-29452


                                   RADCOM LTD.
                 (Translation of Registrant's Name into English)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F      X          Form:40-F_______
               -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.'S ("RADCOM") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13244, 333-13246, 333-13248, 333-13250, 333-13254, 333-13252, 333-13236,
333-111931), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


                                    CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADCOM REPORTS RESULTS FOR 4TH QUARTER AND FULL YEAR 2003. Dated February 2, 2004.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Radcom Ltd.
                                            (Registrant)

Dated: February 3, 2004                     By: /s/David Zigdon
                                                ------------------

                                            David Zigdon
                                            Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number             Description of Exhibit

10.1 Press Release: RADCOM REPORTS RESULTS FOR 4TH QUARTER AND FULL YEAR 2003. Dated February 2, 2004.

                                  EXHIBIT 10.1




Contact:
David Zigdon, CFO
(972) 3-6455004
davidz@radcom.com


RADCOM REPORTS RESULTS FOR 4TH QUARTER AND
FULL YEAR 2003

-- Revenues Reach $4M With 71.8% Gross Margins; Bottom Line Improvement --


TEL-AVIV, Israel--February 2, 2004-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced audited financial results for the fourth quarter and full year ended December 31, 2003.

Financial Results
Revenues for the fourth quarter of 2003 were $4,046,000, an increase of 30% compared to $3,121,000 in the third quarter of 2003 and 13% compared to $3,587,000 in the fourth quarter of 2002. This was the Company's third quarter of sequential revenue growth. The Company's gross margin for the quarter reached 71.8%, its highest level since the fourth quarter of 2000.

Net loss for the fourth quarter of 2003 improved to $(351,000), or a net loss of $(0.03) per ordinary share, compared to $(1,014,000), or $(0.10) per share for the third quarter of 2003, and $(1,085,000), or $(0.10) per share, for the fourth quarter of 2002. This was the Company's lowest quarterly net loss since the fourth quarter of 2000.

Revenues for the twelve months ended December 31, 2003 were $11,203,000 compared to $14,591,000 for 2002. Net loss for 2003 was $(6,225,000), or $(0.59) per ordinary share, compared to $(4,716,000), or $(0.45) per ordinary share, for 2002. The net loss in 2003 included an inventory write-off of $960,000 recorded in the first quarter.

Comments of Management
Commenting on the results, Arnon Toussia-Cohen, President and CEO of RADCOM, said, "We are pleased to report our third straight quarter of sharp revenue growth, our lowest quarterly net loss in three years, and our highest gross margins since the fourth quarter of 2000. These encouraging results reflect continued growth in sales of our Cellular Performer product, which now accounts for approximately 50% of our revenues. The capabilities of this product have opened up a window of opportunity which we are addressing with an aggressive two-pronged sales strategy targeting cellular service providers and next-generation cellular equipment vendors. A number of potential customers are currently evaluating the product, and we are optimistic regarding its future sales."

RADCOM REPORTS/2

"At the same time," Mr. Toussia-Cohen added, "sales of our VoIP
Performer product remain steady, and we are pleased with a rising level of interest in our Omni-Q product. VoIP deployments have begun to grow in scale, and the ramp-up in VoIP traffic is beginning to create significant quality challenges for service providers. We believe this will lead to increased demand over the long term for both the VoIP Performer and Omni-Q."

Mr. Toussia-Cohen concluded, "Overall, we are pleased with our results of the quarter. With exceptional products and strong demand, we feel well positioned and are optimistic regarding our future prospects."

On January 15, 2004 the Company presented Nasdaq authorities with its plan to re-establish compliance with Nasdaq National Market listing requirements. This plan includes the Company's current efforts to raise funds from private investors. The Company has not yet been notified regarding Nasdaq's evaluation of this plan, and there can be no assurance that Nasdaq will approve the plan, or that the Company will complete its financing and avoid delisting from the Nasdaq National Market.

A teleconference to discuss the results will be held today, February
2nd, at 9:00 a.m. Eastern Time. To participate, please call 1-888-273-9885 from the U.S., or +1-612-332-0523 from international locations, approximately five minutes before the call is scheduled to begin. A replay of the call will be available from 10:45 AM Eastern Time on February 2nd until midnight February 9th. To access the replay, please call 1-800-475-6701 from the U.S., or +1-320-365-3844 from international locations, and use the access code 715682. The conference call can also be accessed online at www.radcom.com.



                                       ###


RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in comprehensive performance measurement and voice quality management systems for VoIP and cellular converged networks as well as in a line of high quality, integrated, multitechnology WAN/LAN/ATM test solutions. For more information, please visit www.RADCOM.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

RADCOM REPORTS/3


                                                                                RADCOM Ltd.
                                                                   Consolidated Statements of Operations
                                                               (1000's of U.S. dollars, except per share data)

                                                        Three months ended                  Twelve months ended
                                                             December 31,                         December 31,
                                                        -----------------------------     ----------------------------------
                                                          2003                2002                  2003                2002
                                                         -------------   ------------       -------------        -----------
                                                          (unaudited)      (unaudited)          (audited)           (audited)
                                                         --------------  -------------      -------------        -----------
Sales                                                         $ 4,046         $  3,587          $ 11,203           $ 14,591

Cost of  sales                                                  1,141            1,303             4,894              5,047
                                                          -------------   ---------------     -------------      -----------
Gross profit                                                    2,905            2,284             6,309              9,544


Research and development, gross                                 1,259            1,593             5,593              6,481

Less - royalty-bearing participation                              491              725             1,997              2,328
                                                         --------------    --------------     -------------       -----------
Research and development, net                                     768              868             3,596              4,153

Sales and marketing                                             2,071            1,837             7,411              8,306

General and administrative                                        439              703             1,620              2,018
                                                         --------------     ---------------   -------------     ------------

Total operating expenses                                        3,278            3,408            12,627             14,477
                                                         ---------------    ---------------   -------------     ------------
Operating loss                                                   (373)          (1,124)           (6,318)            (4,933)

Financing income, net                                              22               39                93                217
                                                        ----------------     ---------------   ------------    -------------
Net loss                                                         (351)          (1,085)           (6,225)            (4,716)

                                                       =================     ===============   ============    =============
Basic loss per ordinary share                                  $ (0.03)         $ (0.10)         $ (0.59)           $ (0.45)
                                                       =================     ===============   ============    =============
Weighted average number of                                  10,496,550       10,492,050       10,493,184         10,492,050
    Ordinary  shares (basic)



                                                            (Additional table to follow)





RADCOM REPORTS/4

                                                                                 RADCOM Ltd.
                                                                          Consolidated Balance Sheets
                                                                           (1000's of U.S. dollars)

                                                                   As of                    As of
                                                                  December 31, 2003    December 31, 2002
                                                        ----------------------------   --------------------
                                                        (audited)                     (audited)
                                                        ---------------------------    --------------------
  Current Assets
       Cash and cash equivalents                                              5,614                 7,207

       Short-term bank deposits                                                   -                 3,006
       Trade receivables, net                                                 3,769                 2,983
       Inventories and inventory prepayments                                  1,739                 2,182
       Other current assets                                                     346                   601
                                                        ----------------------------   --------------------
  Total Current Assets                                                       11,468                15,979
                                                         ---------------------------   --------------------

  Assets held for severance benefits                                          1,449                 1,187
                                                        ----------------------------   --------------------

  Property and equipment, net                                                 1,486                 2,263
                                                        ----------------------------   --------------------
  Total Assets                                                               14,403                 19,429
                                                        ============================   =====================

  Liabilities and Shareholders' Equity
  Current Liabilities
       Trade payables                                                         1,152                  1,276
       Other payables and accrued expenses                                    4,849                  3,996
                                                        ----------------------------   ---------------------
  Total Current Liabilities                                                   6,001                  5,272
                                                        ----------------------------   ---------------------


  Liability for employees severance pay benefits                              2,156                  1,813
                                                        ----------------------------   ---------------------
  Total Liabilities                                                           8,157                  7,085
                                                        ----------------------------   ---------------------

  Shareholders' Equity
       Share capital                                                             57                     57
       Additional paid-in capital                                            38,273                 38,146
       Accumulated deficit                                                 (32,084)                (25,859)
                                                        ----------------------------   --------------------
  Total Shareholders' Equity                                                  6,246                 12,344
                                                        ----------------------------   --------------------

  Total Liabilities and Shareholders' Equity                                 14,403                 19,429
                                                        ============================   =====================
